CONFIDENTIAL TREATMENT REQUESTED

BY SOLARWINDS, INC.: SWI-0002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

June 10, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Initially Filed March 21, 2008
Amendment No. 2 Filed June 10, 2008

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 30, 2008 (the “Staff Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”) filed with the Commission on May 7, 2008 (“Amendment No. 1”).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 2

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 2 (against Amendment No. 1).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 2.

Risk Factors, page 11

“Our business model is dependent upon efficient and cost effective...” page 15

1.	We note your response to prior comment 10 in which we asked you to revise the introductory statement for the risk factor to address your substantial reliance on one contract development firm to code and test your products and product enhancements. The revised introductory statement still does not adequately address your current substantial reliance on one contract development firm. Please revise the introductory statement as necessary.

The Company respectfully submits that the risk factor is intended to disclose the material risk associated with any loss of efficiency or cost effectiveness with respect to its offshore product development efforts, including its operations in the Czech Republic and its use of the Eastern European contract development firm. The risk factor is not intended to address the Company’s reliance on the contract development vendor as the Company believes that such reliance is no longer substantial and therefore is not by itself a material risk to its business. At the time the Company initially filed the Registration Statement in March 2008, the Company’s sole source of testing and principal source of coding for products was the contract development firm in Eastern Europe. Since the initial filing, however, the Company has agreed to hire ten developers in Brno and additional developers in other locations, which has significantly reduced the Company’s reliance on the contract development firm for the coding of its products. Furthermore, the contract developers perform discrete coding tasks while the Company’s employee developers engage in the more strategic design stages. The Company believes that such discrete coding tasks and the testing provided by the contract development vendor are each a fungible capability that can be performed internally or from alternative external sources. In addition, the Company believes that the developers hired by the Company are senior level

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 3

developers generally possessing a higher productivity level than the more junior developer typically used by the Company through its contract development firm. Therefore, ten additional developers of the type hired by the Company may do the equivalent work of a much greater number of developers of the contract development firm. The principal risk to the Company should its relationship with the contract development vendor in Eastern Europe terminate is that the Company may be required either to hire additional personnel to replace the testing and product development capabilities and/or enter into a relationship with a new contract development firm in a cost-efficient location. The Company believes that it could replace the lost resources of its current contract development firm within 30-45 days. As a result, the Company no longer believes it is materially reliant on the contract development firm in Eastern Europe.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Key Components of Our Results of Operations, page 36

2.	We note your response to prior comment 13 in which we asked you to consider quantifying and further discussing the number of annual maintenance contracts customers have renewed or declined to renew, in order to provide additional context to your investors. In your response, you state that you believe “that the most meaningful metric for investors in evaluating and analyzing [your] revenue derived from maintenance agreements is the trend in recognized maintenance revenues.” Please disclose this in your “Key Components of Our Results of Operations” section of your registration statement. Also, include a discussion in your MD&A, in quantitative and qualitative terms, of any known trends in recognized maintenance revenues.

The Company has revised the disclosure in its “Key Components of Our Results of Operations” section on page 36 to identify the trend in recognized maintenance revenues as a meaningful metric in evaluating its revenue derived from maintenance agreements. The Company also has included on page 36 a discussion, in qualitative terms, of any known trends in recognized maintenance revenues in addition to the quantitative and qualitative discussions of the maintenance revenues set forth in “Comparison of the Three Months Ended March 31, 2007 and 2008,” “Comparison of the Years Ended December 31, 2006 and 2007” and “Comparison of the Years Ended December 31, 2005 and 2006.”

Valuation of Common Stock, page 41

3.	We note the revisions made in response to prior comment 18 and have the following further comments:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 4

a. Clarify whether the January 2008 fair value of your common shares was $4.48, as depicted in the table on page 41, or $4.43, as discussed in your response to prior comment 19.

b. With regard to the independent valuation obtained in January 2008, please tell us whether the valuation was contemporaneous or retrospective and the date for which the valuation reported the $4.43 share value.

The Company retained [****], an independent valuation firm, to perform a contemporaneous valuation to assist the Company’s Board of Directors in determining the fair market value of the Company’s common stock as of December 31, 2007. The independent valuation firm submitted its initial report to the Company in early January 2008 with a fair market value determination of $4.48 per share. The Company’s Board of Directors reviewed and relied upon this initial report in its determination of the fair market value of $4.48 per share on January 23, 2008. Subsequent to this meeting, a math error in the initial report was discovered and the independent valuation firm delivered a corrected valuation report revising the fair market value of the Company’s common stock as of December 31, 2007 to be $4.43 per share. The Company’s Board of Directors did not believe that the correction of the math error and resulting fair market valuation of the independent valuation firm was material and kept the exercise price of the options granted in the January 2008 meeting at $4.48 per share.

4.	Revise MD&A to discuss each significant factor contributing to the difference between the fair values of your common shares of $4.48 on January 23, 2008 and $9.40 on March 3, 2008. You disclose that a third-party willing buyer and seller transaction is the best indication of fair value. In this regard investors should be informed of the factors and assumptions in valuation methods causing the material difference between the materially different January and March 2008 fair values.

As indicated in the AICPA Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”), determining the valuation of capital stock in a privately held enterprise is difficult. The Company retained [****], an independent valuation firm, to assist the Company’s Board of Directors in determining the fair market value of the Company’s common stock for purposes of ensuring options granted by the Board had an exercise price at least equal to the fair market value of the Company’s common stock on the date of grant. In the January 2008 valuation report, [****] considered standard valuation methodologies in determining the fair market value of $4.43 per share.

In March 2008, the price negotiated in a transaction between a willing buyer and seller, each with knowledge of the Company’s financial position and possible initial public offering,

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 5

was $9.40. Other than providing the same financial information to the buyer and seller as provided to [****], the Company was not involved in any discussions or efforts in determining this price and is unaware of the valuation methodology, if any, used in determining this price. Thus, the Company is unable to identify the factors and assumptions in determining the $9.40 price that differ from the factors and assumptions used in the valuation report of [****]. However, with guidance from the Practice Aid, the Company concluded that it could not ignore the transaction when determining the fair market value of the Company’s common stock for purposes of the March 2008 option grants. Despite the significant increase between the January and March 2008 grants, the Company respectfully submits that the methodologies employed by the Company, including those used in preparing the contemporaneous valuation report and those used in the light of the third-party transaction, are consistent with the Practice Aid and that the Company’s valuations were reasonable under the circumstances.

The Company supplementally advises the Staff that Garry D. Strop has joined the Company as Vice President, Human Resources and Corporate Infrastructure, and that Ellen F. Siminoff has joined the Company’s Board of Directors, each as described in Amendment No. 2. The Company expects its Board of Directors to act by meeting or written consent within the next week to grant options to purchase an aggregate of 276,250 shares of common stock of the Company to Mr. Strop, Ms. Siminoff and certain other new hires pursuant to the terms of contractual agreements and offer letters. Management of the Company has recommended to the Board of Directors that the fair market value of the Company’s common stock for purposes of these grants should be $9.40 per share. Management of the Company believes that there has been no significant change in the Company’s business or expectations of future business since the date of the May 2008 option grant at $9.40 per share.

5.	We note from your response to prior comment 19 that the selling minority stockholders and purchasing stockholders initially contemplated that the transaction would be consummated without participation by the Company. Please explain in greater detail the reasons why the Company became a party to this transaction.

Pursuant to Rule 16b-3(d) promulgated under Section 16(b) of the Securities Exchange Act of 1934, the acquisition of shares from an issuer that is approved by the issuer’s board of directors is exempt from the short-swing trading provisions of Section 16(b) of the Securities Exchange Act of 1934. Had the transaction occurred directly between stockholders as originally contemplated and negotiated, it would not have been exempt from Section 16(b) and would have precluded the purchasing stockholders from selling shares in the Company’s initial public offering, which the Company currently expects to close within six months of the March 2008 transaction. Therefore, the Company decided to become a party to this transaction.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 6

6.	We note your references in the second paragraph on page 43 to independent valuation consultants. It appears you need to disclose the name of the specialist and include the expert’s consent pursuant to Securities Act Rule 436(b) of Regulation C. Please revise or tell us why revision is not required.

The Company is not able to obtain the independent valuation consultant’s consent. Accordingly, the Company has revised the disclosure in the second paragraph on page 43 to delete references to the independent valuation consultant.

Capital Resources, page 57

7.	We note your response to prior comment 24 and your revisions to pages 10, 31 and 57. With regard to your exclusion of deferred revenue from the calculation of working capital “because deferred revenue is a non-cash liability,” tell us how your exclusion of this amount complies with paragraph 8 of ARB 43, Chapter 3. Paragraph 8 specifically includes “collections received in advance of the delivery of goods or performance of services.” In this regard, we believe that the computation of working capital in a manner other than as defined in ARB 43 would represent a non-GAAP financial measure because the amount of current liabilities used in its computation is not calculated in accordance with GAAP, This measure would therefore be subject to the disclosure requirements of Item 10(e) of Regulation S-K. Please revise or tell us why you do not believe revisions are necessary.

The Company has revised the disclosure on pages 10, 31 and 57 to include deferred revenue in the computation of working capital in accordance with GAAP.

Business, page 61

Research and Development, page 69

8.	We note your response to prior comment 26 in which we asked you to provide a more detailed discussion of your relationship with an Eastern European contract development firm to whom you currently outsource most of the coding and testing of your products and product enhancements. While we note that your revisions add disclosure about your Czech Republic facility, they do not provide a more detailed discussion of your relationship with the contract development firm. Please revise, as appropriate.

As noted in response to Comment 1, the Company no longer believes it is materially reliant on the contract development firm in Eastern Europe because the Company no longer

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 7

relies on the contract development firm for a majority of the coding of its products. The principal risk to the Company should its relationship with the contract development firm terminate is that the Company would be required to hire additional personnel or enter into an arrangement with an alternative contract development firm to replace the testing and product development capabilities, which the Company estimates could be accomplished in 30-45 days. The relationship between the Company and the contract development firm is set forth in the Master Services Agreement dated October 12, 2006, which is filed as Exhibit 10.29 to the Registration Statement. The Company does not believe that any of the terms of the relationship as set forth in the Master Services Agreement require discussion in the Registration Statement.

Compensation Discussion and Analysis, page 79

Bonuses, page 83

9.	We note your response to prior comment 30. We asked you to disclose certain performance targets used to determine executive compensation. Please provide us with a more detailed analysis of the harm you will suffer if you disclose the performance targets for executive compensation purposes, using established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. Also include a more detailed explanation of how disclosure of your targets for the last fiscal year would result in competitive harm. See Question 3.04 of Division of Corporation Finance Guidance Regarding Item 402 of Regulation S-K available at: http://www.sec.gov/divisions/corpfin/guidance/execcomp 402interp.htm.

Question 3.04 of Division of Corporation Finance Guidance Regarding Item 402 of Regulation S-K cites certain case law establishing that certain information would be exempt from disclosure if (i) the information sought to be shielded would customarily not be released to the public and (ii) disclosure of such information would harm a specific interest that Congress sought to protect by enacting the exemption. The holding of National Parks & Conservation Ass’n v. Morton, 162 U.S. App. D.C. 223, 498 F.2d 765 (D.C. Cir. 1974), recognized that the need to safeguard persons submitting such data to the government from the competitive harms that might result from general publication is a protected interest. Furthermore, the National Parks case established that a commercial or financial matter is “confidential” if “disclosure of the information is likely … to cause substantial harm to the competitive position of the person from whom the information is obtained.”

The Company respectfully submits that its historical and current performance targets are based on financial information that the Company neither has released to the public nor intends to release or otherwise disclose to the public in the future.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 8

[****]

Consolidated Balance Sheets, page F-3

10.	We note from your response to prior comment 35 that the amount of the distribution payment cannot be determined at this time because it is dependent on the market value of the Company subsequent to the initial public offering. Pursuant to Rule 11-01(b)(8) of Article S-X, additional pro forma presentations shall be made which give effect to the range of possible results if the transaction is structured in such a manner that significantly different results may occur. Revise or tell us why you do not believe revisions are necessary.

The Company is unable to present pro forma information with respect to the amount of the distribution payment because the precise amount of the distribution payment is unknown at the present time. The Company intends to provide pro forma information in a subsequent amendment to the Registration Statement based on the mid-point of the offering range. Thereafter, the Company will provide final pro forma information after the offering price has been determined. In response to the Staff’s comment, the Company has added disclosure on page F-9 to the “Unaudited Pro Forma Presentation” section of Note 2 (“Summary of Significant Accounting Policies”) to indicate the range of potential earn-out payments is $0 to $20 million.

Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-12

11.	We are considering your response to comment 36 and have the following additional comments:

• Your response indicates that you have “a long history of renewing substantially all maintenance” at then-current list prices. Clarify for us, with supporting quantitative analysis, what you mean by “substantially all.”

• Describe the maintenance renewal provisions included in your arrangements. In this regard, tell us specifically how initial and renewal pricing terms are communicated and agreed to by your customers.

• Provide us with the computations to support the percentage variance that led you to conclude that there is no concentration of variances between then-current list prices and actual amounts paid for renewals. Tell us why you believe that this

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 9

percentage, calculated based on the total population of renewals, supports your conclusion that VSOE has been established. Additionally, provide us with the previously requested range of the variances between then-current list prices and actual amounts paid, if such amounts are not clearly evident from your computations.

• Where there are variances from then-current list prices and the actual amount charged for renewals, explain the factors causing the variance, for example, the size of contract, customer type, discounts, selling channel or other pricing factors.

[****]

Unaudited Combined Condensed Pro Forma Statement of Income for the Year Ended December 31, 2007, page F-55

Note 2, page F-55

12.	In your pro forma note and in your response to prior comment 42 you disclose that the disparate amount of purchase consideration allocated to acquired intangible assets in comparison to the amount allocated to goodwill is the difference in valuations of intangibles owned by the stand-alone entity as opposed to the merged entity. Please further explain what you mean by a stand-alone valuation method and how that reflects marketplace participant assumptions called for by paragraph B174 of SFAS No. 141. The allocations of purchase consideration should be based on fair values that use marketplace participant assumptions, such as future contract renewals and benefits that result from acquisition related synergies. Please confirm that your fair value determinations have complied with this guidance or revise your valuation accordingly.

The Company has revised the disclosure on page F-55 to remove the reference to a stand-alone valuation method and to clarify its valuation methodology in compliance with SFAS No. 141. The valuation of acquired intangible assets used the historical financial and operating results of the acquired companies as the foundation of its projections used in its valuation. However, in accordance with SFAS No. 141, historical results of the acquired companies were adjusted in the discounted cash flow models used in the valuations to reflect anticipated synergies, including increases in revenue and operating margin that are the result of integrating these products into the Company’s business model. For example, the Company projected revenue growth of 16% in the first year (decreasing to a 5% terminal growth rate in six years) and operating margin to increase to approximately 50% within six years, which was consistent with the Company’s operating margin at such time. The Company believes that, in compliance with SFAS No. 141, it has appropriately

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: SolarWinds, Inc.	BY SOLARWINDS, INC.
June 10, 2008
Page 10

modified the forecasted results of the acquired operations to reflect the synergies that will be created through the acquisition.

******

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta